UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, time and place:

June 7, 2010, at 11:00 a.m., by teleconference centralized at the Company’s headquarters, at Alameda Santos, 1357, 6th floor, in the City of São Paulo/SP.

Attendance:

Regularly convened, the following Directors participated in the meeting: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Alexandre Silva D’Ambrósio, Armando Mariante Carvalho Junior, Eduardo Rath Fingerl, José Armando Figueiredo Campos, João Carvalho de Miranda, Raul Calfat, and Wang Wei Chang.

Presiding:

José Luciano Duarte Penido, Chairman of the Board of Directors, presided, and invited Claudia Elisete Rockenbach Leal to act as secretary for the meeting.

Resolutions:

1.
The Board of Directors resolved to authorize the Company to realize a Pre-Payment for Export (“PPE”) financial transaction in club deal format to be contracted directly by the Company itself, in the total amount of US$600,000,000.00 and with payment of 15% of the loan in the 3rd year, 15% in the 5th year, 30% in the 6th year and the remaining 40% in the 7th year, with interest of quarterly Libor plus 2.40 - 2.80% p.a – in accordance with the Company’s level of indebtedness.  The contractual clauses and financial covenants will be similar to those in other existing contracts of the same nature executed by the Company and/or its subsidiaries, notably the US$1,175,000,000.00 PPE executed in November 2009.

1.1.	The Company’s Officers are fully authorized to take all the actions necessary for the contracting authorized herein.

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Closing:

The matters submitted to the deliberation of the Board of Directors being unanimously approved, the meeting was closed with the transcription of these minutes, which are signed by the participants. São Paulo, June 7, 2010 (sig.) José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Claudia Elisete Rockenbach Leal - Secretary; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando Figueiredo Campos; Raul Calfat and Wang Wei Chang.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.